Filed Pursuant to Rule 424(b)(7)
Registration No. 333-188059

Prospectus Supplement

(To Prospectus dated April 22, 2013)

Host Hotels & Resorts, Inc.

37,209,303 Shares of Common Stock

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Our operating partnership, Host Hotels & Resorts, L.P. (“Host L.P.”), of which we are the sole general partner and in which we own approximately 99% of the partnership interests, issued and sold $400,000,000 aggregate principal amount of its 2.50% Exchangeable Senior Debentures due 2029 (which we refer to as the 2009 debentures) in a private transaction on December 22, 2009. Under certain circumstances, we may issue shares of our common stock upon the exchange of the 2009 debentures. In such circumstances, the recipients of such common stock, whom we refer to as the selling stockholders, may use this prospectus supplement, together with the underlying prospectus, to resell from time to time the shares of our common stock that we may issue to them upon the exchange of the 2009 debentures. Additional selling stockholders may be named by future prospectus supplements.

The registration of the shares of our common stock covered by this prospectus supplement and the accompanying prospectus does not necessarily mean that any of the selling stockholders will exchange their 2009 debentures, that upon any exchange of the 2009 debentures we will elect, in our sole and absolute discretion, to exchange some or all of the 2009 debentures for shares of our common stock rather than cash, or that any shares of our common stock received upon exchange of the 2009 debentures will be sold by the selling stockholders.

We will receive no proceeds from any issuance of shares of our common stock to the selling stockholders upon exchange of 2009 debentures or from any sale of such shares by the selling stockholders, but we have agreed to pay certain registration expenses relating to such shares of our common stock. The selling stockholders from time to time may offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in the prospectus supplement dated April 22, 2013. See “Plan of Distribution.”

To assist us in complying with federal income tax requirements applicable to real estate investment trusts, among other purposes, our charter contains certain restrictions relating to the transfer and ownership of our common stock, including an ownership limit of 9.8% of our common stock. See “Description of Capital Stock—Restrictions on Transfer and Ownership” beginning on page 7 of the prospectus dated April 22, 2013.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the related prospectus and prospectus supplement, each dated April 22, 2013.

Our common stock is traded on the New York Stock Exchange under the symbol “HST”. January 21, 2015, the last reported sale price of our common stock was $23.61 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated April 22, 2013.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 22, 2015.

SELLING STOCKHOLDERS

The 2009 debentures were originally issued by Host L.P., our operating partnership, and sold by the initial purchasers of the 2009 debentures in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Under certain circumstances, we may issue shares of our common stock upon the exchange of the 2009 debentures. In such circumstances, the recipients of shares of our common stock, whom we refer to as the selling stockholders, may use this prospectus supplement to resell from time to time the shares of our common stock that we may issue to them upon the exchange of the 2009 debentures. Information about selling stockholders is set forth in this prospectus supplement, and information about additional selling stockholders may be set forth in subsequent prospectus supplements, in a post-effective amendment to the registration statement of which the prospectus accompanying this prospectus supplement is a part, or in filings we make with the SEC under the Exchange Act that are incorporated by reference in this prospectus.

The following table sets forth information, as of the date of this prospectus supplement, with respect to the selling stockholders and the maximum number of shares of our common stock that we expect could become beneficially owned by each selling stockholder that may be offered pursuant to this prospectus upon the exchange of the 2009 debentures. The information is based on information provided by or on behalf of the selling stockholders. The number of shares of our common stock issuable upon the exchange of the 2009 debentures shown in the table below is based upon the exchange of the full amount of 2009 debentures held by each selling stockholder at an assumed exchange rate of 93.0233 shares of our common stock per $1,000 principal amount of 2009 debentures (equivalent to a $10.75 exchange price). As of the date of this prospectus supplement, the actual exchange rate is 77.8265 shares of our common stock per $1,000 principal amount of 2009 debentures (equivalent to a $12.85 exchange price). The exchange rate on the 2009 debentures is subject to adjustment in certain events. Accordingly, the number of shares of our common stock issuable upon the exchange of the 2009 debentures may increase or decrease from time to time. The percent of shares of common stock beneficially owned following the exchange is based on shares of common stock outstanding as of December 31, 2014.

Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. Because the selling stockholders may offer, pursuant to this prospectus supplement, all or some portion of the common stock listed below, no estimate can be given as to the amount of common stock that will be held by the selling stockholder upon consummation of any sales. In addition, the selling stockholders listed in the table may have sold, transferred or otherwise disposed of, in transactions exempt from registration requirements of the Securities Act, some or all of their common stock since the date as of which such information was provided to us.

Unless otherwise set forth below, no selling stockholder has had any material relationship with us or any of our affiliates within the past three years, other than as a stockholder.

Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in subsequent prospectus supplements if, and when, necessary.

S-1

	Shares Beneficially Owned Before the Offering (1)
Selling Securityholder	Number	Percentage (2)	Number of Shares Being Offered for Resale (3)
Allianz AGIC Income & Growth Convertible (4)	276,279	*	276,279
Allianz AGIC Income & Growth Convertible Sleeve (4)	104,651	*	104,651
Allianz AGIC Convertible Fund (4)	1,305,117	*	1,305,117
Amerisure Mutual Insurance Company (4)	29,302	*	29,302
Arkansas Teacher Retirement System (4)	333,954	*	333,954
AQR Diversified Arbitrage Fund	153,488	*	153,488
AQR DELTA Master Account, L.P.	97,674	*	97,674
Baptist Health of South Florida, Inc. (4)	102,326	*	102,326
CNH CA Master Account, L.P.	425,582	*	425,582
CNH Diversified Opportunities Fund	58,140	*	58,140
City of Philadelphia Public Employees Retirement System (4)	82,326	*	82,326
Goldman Sachs Profit Sharing Master Trust (7)	19,907	*	19,907
Kettering Medical Center	25,860	*	25,860
MacKay Shields LLC	970,977	*	970,977
Macquarie Investment Management (4)	56,279	*	56,279
OZ Special Funding (OZMD), L.P. (8)	1,278,884	*	1,278,884
Piper Jaffray & Co. (5)	341,302	*	341,302
San Diego City Retirement System (4)	148,837	*	148,837
San Diego County Employee Retirement Association (4)	82,791	*	82,791
TER I, LLC (6)	166,326	*	166,326
Trustmark Life Insurance Co. (4)	47,907	*	47,907
Whitebox Multi-Strategy Partners, LP (6)	666,047	*	666,047
Whitebox Concentrated Convertible Arbitrage Partners, LP (6)	2,498,141	*	2,498,141
Unnamed stockholders or any future transferees, pledgees, donees or successors of or from any such unnamed stockholders (9)	27,937,211	3.57%	27,937,211

	37,209,303	4.70%	37,209,303

* Denotes less than 1%.

(1)	Includes shares of common stock issuable upon the exchange of the 2009 debentures and shares held by the selling stockholders prior to exchange of any 2009 debentures.

(2)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon exchange of the holder’s 2009 debentures. However, we did not assume exchange of any of other holder’s 2009 debentures.

(3)	Assumes the applicable selling stockholder sells all of the shares of common stock being offered by this prospectus supplement and the accompanying prospectus.

(4)	Allianz Global Investors Capital LLC (“AGIC”), is an investment adviser registered under the Investment Advisers Act of 1940. AGIC is an affiliate of Allianz Global Investors Distributors LLC (“AGI Distributors”), a limited purpose broker-dealer registered with FINRA. AGI Distributors was organized for the sole purpose of distributing funds sponsored by AGIC and its affiliates. This selling security holder has delegated full investment authority to AGIC, as investment adviser, over these securities, including full dispositive power. The Chief Investment Officer of AGIC is Horacio A. Valeiras, CFA who, in such capacity, has oversight authority over all portfolio managers at AGIC.

(5)	Rachel Marshak has sole voting and dispositive power over the securities held by Piper Jaffray & Co.

(6)	Andrew Redleaf, Robert Vogel, Jason Cross and Paul Twitchell have or share voting and dispositive power over the securities held by each of TER I, LLC, Whitebox Multi-Strategy Partners, LP and Whitebox Concentrated Convertible Arbitrage Partners, LP.

S-2

(7)	Daniel S. Och, as Chief Executive Officer of Och-Ziff Capital Management Group LLC, the sole shareholder of Och-Ziff Holding Corporation, the General Partner of OZ Management LP, the Sole Member of Och-Ziff Holding II LLC, the General Partner of OZ Management II LP, the Investment Manager to Goldman Sachs Profit Sharing Master Trust, may be deemed to have voting and/or investment control of the securities held by Goldman Sachs Profit Sharing Master Trust. Mr. Och disclaims beneficial ownership of such securities.

(8)	Daniel S. Och, as Chief Executive Officer of Och-Ziff Capital Management Group LLC, the sole shareholder of Och-Ziff Holding Corporation, the General Partner of OZ Management LP, the Investment Manager to OZ Special Funding (OZMD), L.P., may be deemed to have voting and/or investment control of the securities held by OZ Special Funding (OZMD), L.P. Mr. Och disclaims beneficial ownership of such securities.

(9)	We will identify additional selling stockholders, if any, by subsequent prospectus supplement or a post-effective amendment to the registration statement of which the prospectus accompanying this prospectus supplement is a part before they offer or sell their securities.

S-3